

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2025

CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Hugh S. Griffith
Chief Executive Officer
NuCana plc
3 Lochside Way
Edinburgh, EH12 9DT
United Kingdom

> **Re: NuCana plc**
> **Registration Statement on Form F-3**
> **Filed August 15, 2024**
> **File No. 333-281576**

Dear Hugh S. Griffith:

It has been more than nine months since you filed this registration statement and it is now out of date. Within 30 days from the date of this letter, you should either:

- amend it to comply with the applicable requirements of the Securities Act of 1933, the rules and regulations under the Act, and the requirements of the form; or

- file a request for withdrawal.

If you requested confidential treatment for portions of any exhibits to your registration statement and you request withdrawal of that registration statement, please submit a concurrent request for withdrawal of your application for confidential treatment.

If you do not amend the registration statement or file a request for withdrawal (or provide us with a satisfactory explanation of why you have not done either) within 30 days, we may enter an order declaring the registration statement abandoned under rule 479 of the Act.

Please contact Chris Edwards at 202-551-6761 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Corporation Service Company
        CERTIFIED MAIL
        RETURN RECEIPT REQUESTED